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
                                 UNITED STATES                           ----------------------------
                      SECURITIES AND EXCHANGE COMMISSION                         OMB APPROVAL
                            WASHINGTON, D.C. 20549                       ----------------------------
                                                                         OMB NUMBER:        3235-0360
                                 FORM N-17f-2                            EXPIRES:       JULY 31, 1994
                                                                         ESTIMATED AVERAGE BURDEN
              Certificate of Accounting of Securities and Similar        HOURS PER RESPONSE   ...0.05
                         Investments in the Custody of                   ----------------------------
                        Management Investment Companies
                   Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                          Date examination completed:

811-7342                                                                        July 31, 2003
--------------------------------------------------------------------------------------------------------------
2. State identification Number:
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     AL                AK                AZ                AR                CA                CO
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     CT                DE                DC                FL                GA                HI
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     ID                IL                IN                IA                KS                KY
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     LA                ME                MD                MA                MI                MN
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     MS                MO                MT                NE                NV                NH
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     NJ                NM                NY                NC                ND                OH
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     OK                OR                PA                RI                SC                SD
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     TN                TX                UT                VT                VA                WA
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     WV                WI                WY                PUERTO RICO
     ---------------   ---------------   ---------------   ---------------------------------------------------
     Other (specify):
--------------------------------------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:

J.P. Morgan Institutional Funds
--------------------------------------------------------------------------------------------------------------
4. Address of principal executive office (number, street, city, state, zip code):

Stephen M. Ungerman, 522 Fifth Avenue, New York, New York 10036
--------------------------------------------------------------------------------------------------------------
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2198 (11-91)

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    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940


We, as members of management of the J.P. Morgan Institutional Funds (the
"Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management
Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 31, 2003, and from June 30, 2003 through July 31, 2003.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company
Act of 1940 as of July 31, 2003, and from June 30, 2003 through July 31, 2003, with respect to securities reflected in the investment accounts of the Funds.


By:        Stephen M. Ungerman                    Date:  October 24, 2003

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October 24, 2003

To the Trustees of
J.P. Morgan Institutional Funds:

We have examined management's assertions, included in the accompanying
Management Statement Regarding Compliance with Certain Provisions of the
Investment Company Act of 1940, about the J.P. Morgan Institutional Fund's (the
"Fund") compliance with the requirements of subsections (b) and (c) of Rule
17f-2 under the Investment Company Act of 1940 (the "Act") as of July 31, 2003.
Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertions about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 2003, and with respect to agreement of security purchases and sales, for the period from June 30, 2003 through July
31, 2003:

     -    Count and inspection of all securities located in the vault of the JP
          Morgan Chase Bank, New York (the "Custodian") at 4 New York Plaza,
          11th Floor, NY, NY, 11245 without prior notice to management;

     - Confirmation of all securities held in book entry form at the Depository Trust Company.

     - Testing of securities and similar investments held in book entry by the Depository Trust Company via evaluation of the reconciliation procedures used by the Custodian and disposition of any reconciling items related to the Fund's positions;

     - Reconciliation of all such securities to the books and records of the Fund and the Custodian;

     - Agreement of selected security purchases and selected security sales or maturities since our last report from the books and records of the Fund to broker statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the J.P. Morgan Institutional Funds were in compliance with the requirement of sub sections (b) and (c) of Rule
17f-2 of the Investment

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Company Act of 1940 as of July 31, 2003 with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


PricewaterhouseCoopers LLP

October 24, 2003